

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2023

Vance Chang
Chief Financial Officer
Dine Brands Global, Inc.
450 North Brand Boulevard
Glendale, CA 91203

> **Re: Dine Brands Global, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 001-15283**

Dear Vance Chang:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services